SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8F
APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED
 INVESTMENT COMPANIES
I.  General Identifying Information
1.  Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
☒	Merger
☐	Liquidation
☐	Abandonment of Registration
☐	Election of status as a Business Development Company

2.  Name of fund:

     ADVENT CLAYMORE CONVERTIBLE SECURITIES AND INCOME FUND II (THE “FUND”)

3.  Securities and Exchange Commission File No.:

     811-22022

4.  Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial Application	☐	Amendment

5.  Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

  888 Seventh Avenue, 31st Floor
  New York, New York 10019

6.  Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Kevin T. Hardy, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive, Chicago, Illinois 60606
(312) 407-0641

7.  Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Advent Capital Management, LLC
888 Seventh Avenue, 31st Floor
New York, New York 10019
(212) 482-1600

8.  Classification of fund (check only one):

☒	Management company;
☐	Unit investment trust; or
☐	Face-amount certificate company.

9.  Subclassification if the fund is a management company (check only one):

☐	Open-end	☒	Closed-end

10.   State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.   Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Guggenheim Funds Investment Advisors, LLC
227 West Monroe Street
 Chicago, Illinois 60606
Advent Capital Management, LLC
888 Seventh Avenue, 31st Floor
 New York, New York 10019

12.   Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

The Fund has not made a public offering of its securities in the past five years.

13.   If the fund is a unit investment trust (“UIT”) provide:

  (a) Depositor’s name(s) and address(es): Not applicable.

  (b) Trustee’s name(s) and address(es): Not applicable.

14.   Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐	Yes	☒	No

If Yes, for each UIT state:
Name(s):
File No.:
Business Address:
15.   (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒	Yes	☐	No

If Yes, state the date on which the board vote took place:
March 14, 2018
If No, explain:
     (b)  Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒	Yes	☐	No

If Yes, state the date on which the shareholder vote took place:
July 20, 2018
If No, explain:

II.    Distributions to Shareholders

16.   Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒	Yes	☐	No

     (a)    If Yes, list the date(s) on which the fund made those distributions:
The merger of the Fund into Advent Claymore Convertible Securities and Income Fund (the “Surviving Fund’) was completed on August 27, 2017.  In the merger, the Fund’s outstanding common shares of beneficial interest were exchanged for newly-issued shares of common shares of beneficial interest of the Surviving Fund.  The aggregate net asset value of the Surviving Fund’s common shares received by the Fund’s common shareholders in the Merger was equal to the aggregate net asset value of their holdings of the Fund’s common shares as determined at the close of business on August 24, 2018, less the applicable cost of the merger (although the Fund’s common shareholders may have received cash in lieu of fractional shares).
  (b)    Were the distributions made on the basis of net assets?

☒	Yes	☐	No

  (c)    Were the distributions made pro rata based on share ownership?

☒	Yes	☐	No

  (d)    If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:
Each common share of the Fund was converted into 0.36302760 common shares of the Surviving Fund.

  (e)     Liquidations only: Not applicable.

Were any distributions to shareholders made in kind?

☐	Yes	☐	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:

  Has the fund issued senior securities?

☒	Yes	☐	No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:
The Fund had outstanding borrowings under a senior secured credit agreement. Such outstanding borrowings were assumed by the Surviving Fund under the Surviving Fund’s senior secured credit agreement with the same lender.

18.   Has the fund distributed all of its assets to the fund’s shareholders?

☒	Yes	☐	No

If No,

  (a)    How many shareholders does the fund have as of the date this form is filed?

  (b)    Describe the relationship of each remaining shareholder to the fund:

19.   Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐	Yes	☒	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.   Assets and Liabilities

20.   Does the fund have any assets as of the date this form is filed?

☐	Yes	☒	No

If Yes,
  (a)    Describe the type and amount of each asset retained by the fund as of the date this form is filed:

  (b)    Why has the fund retained the remaining assets?

  (c)    Will the remaining assets be invested in securities?

☐	Yes	☐	No

21.   Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
☐	Yes	☒	No

If Yes,
  (a)    Describe the type and amount of each debt or other liability:

  (b)    How does the fund intend to pay these outstanding debts or other liabilities?

IV.   Information About Event(s) Leading to Request For Deregistration

22.   (a)    List the expenses incurred in connection with the Merger or Liquidation:

    (i)  Legal expenses: $361,684

    (ii)    Accounting expenses: None.

    (iii)   Other expenses (list and identify separately):

(a)	Printing, mailing and solicitation:	$101,794
(b)	Audit fees:	$ 16,897
(c)	Miscellaneous:	$ 98,496

    (iv) Total expenses (sum of lines (i)-(iii) above): $578,871

(b)	How were those expenses allocated?
The estimated expenses incurred set forth in Item 22(a) above include expenses associated with (i) the merger of the Fund into the Surviving Fund and (ii) the merger of Advent/Claymore Enhanced Growth & Income Fund into the Surviving Fund, the closings of which occurred contemporaneously.  Expenses incurred in connection with the mergers were allocated in proportion to the projected expense savings to be realized by each fund as a result of the mergers.
      (c)       Who paid those expenses?
Advent Claymore Convertible Securities and Income Fund II; Advent/Claymore Enhanced Growth & Income Fund; Advent Claymore Convertible Securities and Income Fund.
(d)	How did the fund pay for unamortized expenses (if any)?
Not applicable.
23.   Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐	Yes	☒	No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:
V.    Conclusion of Fund Business

24.   Is the fund a party to any litigation or administrative proceeding?

☐	Yes	☒	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.   Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐	Yes	☒	No

If Yes, describe the nature and extent of those activities:

VI.   Mergers Only

26.   (a) State the name of the fund surviving the Merger:

  Advent Claymore Convertible Securities and Income Fund

  (b)   State the Investment Company Act file number of the fund surviving the merger:

    811-21309

  (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

The Form of Agreement and Plan of Reorganization was filed with the Commission in the Fund’s Registration Statement on Form N-14 (File No. 333-224258) on April 12, 2018.  It was included as Appendix B to the Joint Proxy Statement/Prospectus included therein.
  (d)   If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION
The undersigned states that: (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Advent Claymore Convertible Securities and Income Fund II; (ii) he is the Chief Financial Officer and Treasurer of Advent Claymore Convertible Securities and Income Fund II; and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.
ADVENT CLAYMORE CONVERTIBLE
SECURITIES AND INCOME FUND II
By: /s/ Robert White
       Name: Robert White
       Title: Chief Financial Officer and Treasurer